VIA EDGAR
March 26, 2007
Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stater Bros. Holdings Inc.
Form 10-K for Fiscal Year Ended September 24, 2006
Filed December 19, 2006
Form 10-Q for Fiscal Quarter Ended December 24, 2006
File No. 1-13222
Dear Mr. Thompson:
The following represents our response to your follow-up letter dated February 26, 2007 regarding our filings and your related comments.
Form 10-K for Fiscal Year Ended September 24, 2006
Consolidated Statements of Cash Flows, page F-6
1.	We have reviewed your response to comment six in our letter dated January 23, 2007. However, we continue to believe that premiums, fees and make whole payments related to the debt repurchase should be classified as cash flows from operating activities as such amounts enter into the determination of net income and do not represent repayments of obligations reflected on your balance sheet. Please refer to paragraph 21 of SFAS 95. Also, given the significance of these charges and amortization of debt issuance costs to cash flows from operating activities, we believe that you should amend your filing to correct the classification of these items. Please do so or explain to us in greater detail why premiums, fees and make whole payments represent repayments of amounts borrowed.
As part of our debt refinancing in fiscal 2004, we made a tender offer to existing bond holders to tender their notes. The offer included a tender premium (make-whole provision) and consent fees. Once the note holders accepted the tender offer, we were obligated to pay the tender premium and consent fees. Not all of the notes were tendered. We called the remaining outstanding notes before maturity which required a make-whole payment. Also during 2004, we gained control of our subsidiary Santee Dairies, Inc (“Santee”). Santee had a change in control clause in their notes which required the retirement of their notes and a make-whole payment. Both the early payment of the remaining Holdings’ Notes and the Santee Notes required the payment of the make-whole fee in order for the notes to be retired early.

Consolidated Statements of Cash Flows, page F-6 (contd.)
The amount of tender premium and consent fees on the offer was $16.9 million, the make-whole payment on the remaining Holdings’ Notes was $1.1 million and the make-whole payment on the Santee Notes was $8.5 million.
As the tender premium, consent fees and make-whole payments were required to be paid to the holders of the notes upon early extinguishment of the respective debt, we believe that the tender premium, consent fees and make-whole payments accrued additional principal obligations on our balance sheet, which were subsequently paid in the same quarter the additional obligations were incurred. As these payments became part of the obligation of the Notes, we believe they qualified under SFAS 95 to be classified as financing activities. While the tender premium, consent fees and make-whole payments created additional obligations on the balance sheet, the tender premium, consent fees and make-whole payments were expensed in the income statement as the Company received benefit only in the periods the Notes were retired.
While we agree with the Staff that amortization of remaining debt issuance cost should have been included as a non-cash item in funds from operating activities, we have evaluated the classification of early amortization of debt issuance costs from a materiality perspective. The 2004 early amortization of debt issuance costs amounted to $9.1 million, which equated to 5.7% of operating cash flow (assuming the costs were reclassified to operating activities) and had no impact on total cash flows. Bondholders typically look at sales trends, EBITDA, competition, store openings and closings, pricing trends, total cash flow and convenant compliance. By reclassifying the early amortization of debt issuance costs from financing to operating activities within the cash flow, there would be no impact to sales, net income, EBITDA or total cash flow. We would still be in compliance with all debt covenants and there would be no impact to the decisions to open or close stores. In addition, the early amortization of debt issuance costs were disclosed as a separate line item in financing activities allowing the reader of the financial statements to clearly identify those costs associated with the debt repurchase. Based on our analysis of both quantitative and qualitative factors, we do not believe that the early amortization of debt issuance costs rises to the level of materiality that would require us to restate our financial statement in order to reclassify the costs from financing activities to operating activities in the fiscal 2004 cash flow.
Notes to Consolidated Financial Statements, page F-8
2.	We have reviewed your response to comment eight in our letter dated January 23, 2007. In future filings, please revise to separately present Santee in an “all other” category for segment disclosure purposes. See paragraph 21 of SFAS 131 and EITF 04-10. Additionally, please revise your proposed disclosure to make clear that you have three operating segments and that you aggregate Markets and Super Rx into a single operating segment. Refer to the general information disclosures in paragraph 26 of SFAS 131.
We will revise our segment disclosure in future filings to separately present Santee in an “all other” category. Additionally, we will revise our proposed disclosure, which will include a table reporting required financial information, as follows:
Stater Bros. Holdings Inc.

“The Company has three operating segments: Markets, Super Rx and Santee Dairies. Markets and Super Rx provide retail grocery, general merchandise and pharmaceutical products to customers through the Company’s supermarkets. Santee Dairies processes, packages and distributes milk, fruit drinks and other cultured milk products to Markets and other customers. As Markets and Super Rx have similar customers, regulatory requirements and delivery methods to customers we aggregate Markets and Super Rx into a single reportable segment. Aggregating Markets and Super Rx results in two reportable segments for the Company: Retail and Dairy Manufacturing. Separate disclosures for the Dairy Manufacturing segment have not been made as sales, profits and total assets for this segment are less than 10% of consolidated sales, profits and total assets of the Company. Financial information for the Dairy Manufacturing segment is included in the “all other” category in our segment disclosure.”
Note 1 — The Company and Summary of Significant Accounting Policies, page F-8
3.	We have reviewed your response to comment 11 in our letter dated January 23, 2007. As previously requested, please tell us and disclose your policy for classifying amounts billed to customers for shipping and handling. Refer to EITF 00-10.
Santee pays all shipping and handling costs directly to the vendor and records these costs in cost of goods sold. A portion of these costs (for our co-pack customers) are reimbursed by the customer. The reimbursement of these costs are recorded as a credit to cost of goods sold. In fiscal 2006, the amount of customer reimbursement was $913,000. In future filings, we will record shipping and handling costs billed to customers as revenue and separately record shipping and handling costs incurred as cost of goods sold. We will revise our Significant Accounting Policy disclosure for “Cost of Goods Sold” to read as follows:
“Included in cost of goods sold are direct product purchase costs, all in-bound freight costs, all direct receiving and inspection costs, all quality assurance costs, all warehousing costs and all costs associated with transporting goods from the Company’s distribution facilities to its stores, net of earned vendor rebates and allowances. Also included in cost of goods sold are Santee’s shipping and handling costs incurred related to delivering product to its customers. Santee’s shipping and handling costs billed to customers are included in sales.”
Stater Bros. Holdings Inc.

Form 10-Q for Fiscal Quarter Ended December 24, 2006
Controls and Procedures, page 23
4.	We have reviewed your response to comment three in our letter dated January 23, 2007 and the revisions to your disclosure in response to our comment. We note your statement that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives...” In future filings, please revise to state clearly, if true, that your Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such statement been included in this filing.
We concur with the Staff’s comments and will revise our disclosure for future filings. We confirm to the Staff that our conclusions regarding effectiveness would not change had these statements been included in our filing. In future filings, we will include the following disclosure, if true:
“We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the costs and benefits of such controls and procedures.
As of the [period ended], we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). Based on our evaluation, the Chief Executive Office and Chief Financial Officer have each concluded that those controls and procedures were effective, at the reasonable assurance level, in ensuring that the information needed to make timely decisions regarding the required disclosures contained in the Report of Form [10-X] was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, in a timely manner to insure that the information required to be disclosed by us in this Report on Form [10-X] was recorded, processed, summarized and reported within the time period specified for filing of this Report on Form [10-X].”
Stater Bros. Holdings Inc.

As requested in your letter dated January 23, 2007, in connection with our response to your comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (909) 783-5287 if you have any questions.
Sincerely,

/s/ Phillip Smith
Phillip Smith
Executive Vice President and
Chief Financial Officer
Stater Bros. Holdings Inc.